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                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            -----------------------


                                SCHEDULE 13D/A
                                (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)

                 INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
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                               (NAME OF ISSUER)

                                Common Shares
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                        (TITLE OF CLASS OF SECURITIES)

                                  46005H100
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                                (CUSIP NUMBER)

Jose M. de Lasa                                 with a copy to:
Senior Vice President, Secretary                Scott J. Davis
and General Counsel                             James T. Lidbury
Abbott Laboratories                             Mayer, Brown & Platt
100 Abbott Park Road                            190 South LaSalle Street
Abbott Park, Illinois 60064-3500                Chicago, Illinois 60603
(847) 937-6100                                  (312) 782-0600
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    April 17, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                        (Continued on following pages)
                              (Page 1 of 7 Pages)


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 CUSIP NO.: 46005H100                    13D


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    AAC Acquisition Ltd. (None)
                    Abbott Laboratories (# 36-0698440)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)

                                                       (b) (_)
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                         (_)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    AAC Acquisition Ltd. - British Columbia
                    Abbott Laboratories - Illinois
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              |
NUMBER OF     | 7 SOLE VOTING POWER
SHARES        |      0
              | ---------------------------------------------------------------
BENEFICIALLY  |
              | 8 SHARED VOTING POWER
OWNED BY      |
              | 16,174,704 Common Shares
EACH          | ---------------------------------------------------------------


                                                              Page 2 of 7 Pages
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              |  9 SOLE DISPOSITIVE POWER
REPORTING     |
              |       0
PERSON        | ---------------------------------------------------------------
              |
WITH          | 10 SHARED DISPOSITIVE POWER
              |
              | 16,174,704 Common Shares
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,174,704 Common Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       (_)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     96.00%
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                                                              Page 3 of 7 Pages
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14   TYPE OF REPORTING PERSON

     AAC Acquisition Ltd.                            CO
     Abbott Laboratories                             CO
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                                                              Page 4 of 7 Pages
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     This Amendment No. 1 on Schedule 13D/A amends the filing persons' Schedule
13D (the "Original Schedule 13D"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Original
Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION

     The Offer expired at midnight on April 16, 1998. On April 17, 1998, Purchaser accepted for payment at the Offer Price all of the 16,174,704
Common Shares validly tendered and not previously withdrawn in response to the Offer, including 177,572 Shares tendered pursuant to guaranteed delivery procedures. As a result, Purchaser is the beneficial owner of 96.00% of the outstanding Common Shares and Parent and Purchaser intend to effect the Compulsory Acquisition as promptly as practicable.

     Upon Purchaser's acceptance for payment of the Common Shares in the Offer, George Brazier, The Honorable J. Trevor Eyton, O.C., Thomas L. Gavan, M.D., Norbert J. Gilmore, Ph.D, M.D., Jay A. Lefton, Hartland M. MacDougall, CVO, O.C., Stanley. E. Read, Ph.D., M.D. and Victor A. Rice each resigned from the Board of Directors of the Company and Christopher Bleck, Thomas D. Brown, Peter J. O'Callaghan, Jeffrey L. Smith, Gordon T. Warriner and Miles D. White, each a designee of Parent and Purchaser, were elected to the Company's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Purchaser is the beneficial owner of 16,174,704 Common Shares which represent 96.00% of the total outstanding Common Shares. Parent is deemed to beneficially own all of the Common Shares beneficially owned by Purchaser.

     (b) Parent and Purchaser have the shared power to vote or to direct the vote and to dispose or direct the disposition of 16,174,704 Common Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.         Description
-----------         -----------
99(a)(12)           Press Release dated April 17, 1998.


                                                              Page 5 of 7 Pages

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 17, 1998

                                        AAC ACQUISITION LTD.


                                        By: /s/ Thomas D. Brown
                                            ----------------------------
                                        Name: Thomas D. Brown
                                        Title: Vice President

                                        ABBOTT LABORATORIES

                                        By: /s/ Miles D. White
                                            ----------------------------
                                        Name: Miles D. White
                                        Title: Executive Vice President

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                                    EXHIBIT INDEX


Exhibit No.    Description
-----------    ------------

99(a)(12)      Press Release dated April 17, 1998.